EXHIBIT 99.69

High Tide to Combine with Meta Growth, Creating the Largest Cannabis Retailer in Canada

●	Creates Canada’s Largest Cannabis Retailer with 63 Retail Locations[1] and $133 million in Annualized Revenue

●	Annual Cost and Operational Synergies of Approximately $8 million to $9 million

●	Strong Balance Sheet with an Estimated $21 million in Combined Cash to Support Growth

CALGARY, Alberta and TORONTO, Ontario, August 21, 2020 - High Tide Inc. (CSE:HITI)(OTCQB: HITIF) (Frankfurt: 2LY) (“High Tide” or the “Company”) and Meta Growth Corp. (TSXV: META) (“Meta Growth” or “META”) are pleased to announce that they have entered into a definitive arrangement agreement dated August 20, 2020 (the “Arrangement Agreement”) pursuant to which High Tide will acquire all of the issued and outstanding shares (the “META Shares”) of Meta Growth (the “Transaction”).

Key Transaction Highlights:

●	Pro forma company is currently the single largest Canadian cannabis retailer by revenue with approximately $133 million in annualized revenue.[2]

●	Creates Canada’s largest cannabis retail network with 63 stores across Ontario, Alberta, Manitoba and Saskatchewan.

●	The combined entity will rank #1 in Ontario based on corporate owned store count[3] and will have high-graded its Alberta portfolio to hit the maximum stores allowed.

●	The combined entity is expected to be adjusted EBITDA positive on a post-synergies basis with additional upside from cross-selling opportunities.

●	Annual cost and operational synergies of approx. $8 million to $9 million expected within 12 months of closing of the Transaction.

[1]	Represents pro forma store count post store optimizations / closures and is inclusive of locations related to transactions that have yet to close including META’s acquisition of its Kitchener and Waterloo locations and HITI’s divestiture of its KushBar locations.
[2]	Estimate is based on most recent interim financial statements.
[3]	Estimated ranking is based on corporate owned locations and comparisons to public peers’ publicly disclosed information. The combined entity will have 8 fully-owned corporate retail locations in Ontario, which is inclusive of locations related to transactions that have yet to close including META’s acquisition of its Kitchener and Waterloo locations.

●	Growth plans include nearly doubling current footprint to approximately 115 locations by the end of 2021 with a focus on Ontario, Canada’s largest cannabis market.

●	The combined entity’s anticipated $21 million[4] in cash provides a balance sheet to execute on future growth initiatives.

●	Holders of over 66 2/3% of META’s $21.2 million principal amount convertible debentures have agreed to extend the maturity date by 12 months to November 2022 and have consented to the Transaction, in consideration for reducing the conversion price from $1.08 to $0.22 per High Tide share.

The Transaction combines High Tide, a Canadian cannabis retailer with industry leading margins and the first publicly traded cannabis retailer in its peer group to deliver positive adjusted EBITDA, with Meta Growth, a first-mover in Canadian cannabis retail with 33 stores in its network who is well capitalized to support future growth. The combined entity will become the largest Canadian cannabis retailer with 63 locations and approximately $133 million in last quarter annualized revenue.

Under the terms of the Arrangement Agreement, shareholders of META (“META Shareholders”) will receive 0.824 of a common share of High Tide (“High Tide Share”) for each META Share held (the “Exchange Ratio”).

The Exchange Ratio implies a price per META Share of $0.133, representing a premium of 14%, based on the 10-day volume-weighted average price (“VWAP”) of the META Shares on the TSX Venture Exchange (“TSXV”) and High Tide Shares on the Canadian Securities Exchange (“CSE”) as of August 20, 2020.

Management Commentary:

“The combination with META is a watershed moment in High Tide’s evolution as we become Canada’s largest and strongest cannabis retailer. Over the last decade High Tide has built a strong foundation for sustainable growth, and this transaction is another example of our ability to execute on strategy with our customers and shareholders in mind,” said Raj Grover, President and Chief Executive Officer of High Tide Inc.

“The determination to succeed has always been key to our success, and as the first publicly-traded Canadian cannabis retailer in our peer group to generate positive adjusted EBITDA, we are excited to demonstrate the tremendous strength of this combined entity. Under Mark’s leadership META has established itself as a formidable player, and we are honoured to welcome its customers, employees and stakeholders into the High Tide family. I want to thank and congratulate both teams for this historic achievement,” added Mr. Grover.

“This merger is an exciting strategic endeavor intended to lead to enhanced shareholder value” said Mark Goliger, CEO of Meta Growth. “Both companies have complementary retail footprints and similar proven operational efficiency models. We can immediately leverage synergies, increase margins and have double the scale for the combined company’s owned IP and private label initiatives. The new company is now bigger, better and stronger with positive momentum to help break through to new levels and profitability. With ten years of retail experience, I am confident that Raj Grover, as CEO, will be able to steward this company to the next stage of its growth.”

[4]	Cash and cash equivalent balance as of August 17, 2020 before transaction costs.

Terms of the Transaction

The Transaction will be affected by way of a plan of arrangement under the Business Corporations Act (Alberta). Under the terms of the Arrangement Agreement, High Tide will acquire all of the issued and outstanding META Shares, with each META Shareholder receiving 0.824 of a High Tide Share for each META Share, which implies a price per META Share of $0.133 based on the 10-day volume-weighted average price (“VWAP”) of the META Shares on the TSX Venture Exchange (“TSXV”) and High Tide Shares on the Canadian Securities Exchange (“CSE”) as of August 20, 2020. After giving effect to the Transaction, META Shareholders will hold approximately 45.625% ownership in the pro forma entity (on a pro forma fully-diluted in-the-money and as converted basis).

Upon completion of the Transaction, two (2) independent directors of Meta will be appointed to serve on the board of directors of High Tide and will replace two (2) directors of High Tide.

Raj Grover, CEO of High Tide and his team will lead the combined entity going forward. Mark Goliger, CEO and Mike Cosic, CFO of META Growth will ensure that there is an orderly transition.

Following the Transaction, High Tide intends to apply to list the High Tide Shares on the TSXV, and High Tide and Meta Growth intend to apply to delist the High Tide Shares and the Meta Shares from, respectively, the CSE and the TSXV.

The Transaction has been unanimously approved by the board of directors of each of High Tide and META Growth. Certain META Growth directors, officers and other significant shareholders representing 14.1% of the outstanding META Shares have entered into voting and support agreements to vote in favour of the Transaction.

The Transaction is an arm’s length transaction pursuant to applicable regulatory policies.

The Arrangement Agreement contains customary representations, warranties and covenants for transactions of this type, including a termination fee and reverse termination fee of $2 million in the event that the Transaction is terminated as a result of a breach of the non-solicitation covenants and $1 million in the event of breach of representations and warranties. The Arrangement Agreement also provides for a non-solicitation covenant and a provision for the right for each party to match any superior proposal for a period of five business days.

It is expected that holders of META options and warrants will receive, upon exercise, the same consideration they would have received as if they were META Shareholders at the closing of the Transaction.

The Transaction is subject to, among other things, the approval of META Shareholders at a special meeting (the “Special Meeting”) expected to be convened by META Growth, receipt of required regulatory and court approvals, High Tide Shares listing on the TSXV and other customary conditions of closing. Approval of High Tide shareholders is not required. Additional details of the Transaction will be provided to META Shareholders in an information circular to be mailed in connection with the Special Meeting. It is currently anticipated that, subject to receipt of all regulatory, court, shareholder and other approvals, the Transaction will be completed in the fourth quarter of 2020.

The board of directors of META unanimously recommends that META Shareholders vote in favour of the resolution to approve the Transaction at the Special Meeting and has determined that the consideration offered to the holders of META Shares is fair, from a financial point of view, to the META Shareholders. The board of directors of META Growth has obtained a fairness opinion from Echelon Wealth Partners Inc. that states that the consideration to be received by holders of META shares pursuant to the plan of arrangement is fair, from a financial point of view, to the holders of META Shares.

Financial and Legal Advisors

ATB Capital Markets Inc. is acting as financial advisor and Garfinkle Biderman LLP is acting as legal counsel to High Tide.

Echelon Wealth Partners Inc. is acting as financial advisor and Borden Ladner Gervais LLP is acting as legal counsel to META Growth. Echelon Wealth Partners Inc. provided a fairness opinion to the board of directors of META.

Conference Call and Investor Presentation

High Tide and Meta Growth will hold a joint conference call to discuss the merger on Friday August 21st at 10:30am ET. The conference call may be accessed by dialing either (a) (855) 493-3618 (Toll-Free) or (b) (720) 405-2236 (International) in either case entering conference ID 9243197.

In addition, an investor presentation providing an overview of the transaction will be made available on each of High Tide’s and Meta Growth’s investor website.

About Meta Growth

Meta Growth is a leader in secure, safe and responsible access to legal recreational cannabis in Canada. Through its Canada-wide network of Meta Cannabis Co.™, Meta Cannabis Supply Co.™ and NewLeaf Cannabis™ recreational cannabis retail stores, Meta Growth enables the public to gain knowledgeable access to Canada’s network of authorized Licensed Producers of cannabis. Meta Growth is listed on the TSX Venture Exchange under the symbol (TSXV: META).

About High Tide

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of cannabis lifestyle accessories. Its premier Canadian retail brand Canna Cabana spans 34 locations in Ontario, Alberta and Saskatchewan, with additional locations under development across Canada. High Tide has been serving cannabis consumers for over a decade through its numerous lifestyle accessory enterprises including eCommerce platforms Grasscity.com and CBDcity.com, lifestyle and licensed entertainment brand manufacturer Famous Brandz, and its wholesale distribution divisions RGR Canada Inc. and Valiant Distribution.

High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

Forward Looking Statements

Neither the CSE nor its Market Regulator (as that term is defined in the policies of the CSE), accepts responsibility for the adequacy or accuracy of this release. Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements:

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to accretive earnings, anticipated revenue, operational and annual cost synergies of approximately $8 million to $9 million expected within 12 months of closing of the Transaction associated with the acquisition of Meta Growth, statements with respect to internal expectations, estimated margins, expectations for future growing capacity and growth plans, including the future combined company doubling its current footprint to approximately 115 retail locations by the end of 2021 with a focus on Ontario, costs and opportunities, the effect of the transaction on the combined company and its strategy going forward, receipt of regulatory approvals, the competition of any capital project or expansions, the expectations with respect to future production costs, the anticipated timing for the special meeting of Meta Growth’s shareholders and closing of the Transaction, the consideration to be received by shareholders, which may fluctuate in value due to High Tide’s common shares forming the consideration, the satisfaction of closing conditions including, without limitation (i) required Meta Growth shareholder approval; (ii) necessary court approval in connection with the plan of arrangement, (iii) High Tide obtaining the necessary approvals from the Canadian Securities Exchange for the delisting of securities, and the necessary approvals from the TSXV Exchange for the listing of securities in connection with the Transaction; (iv) Meta Growth obtaining the necessary approvals from Meta shareholders and the TSXV for the delisting of the META Shares; and (v) other closing conditions, including, without limitation, obtaining certain consents, the operation and performance of the High Tide and Meta Growth businesses in the ordinary course until closing of the Transaction and compliance by High Tide and Meta Growth with various covenants contained in the Arrangement Agreement. In particular, there can be no assurance that the Transaction will be completed. Forward looking statements are based on certain assumptions regarding High Tide and Meta Growth, including expected growth, results of operations, performance, industry trends, the provinces of Canada in which the combined company will operate removing or increasing caps on the number of private retail store locations to permit the combined company’s retail store growth plan to open approximately 115 retail locations by the end of 2021 with a focus on Ontario, and growth opportunities. While High Tide and Meta Growth consider these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements also necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving the retail cannabis markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the retail cannabis industries generally; income tax and regulatory matters; the ability of High Tide and Meta Growth to implement their business strategies; competition; crop failure/conditions; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide and Meta Growth disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. This news release has been approved by the board of directors of each of High Tide and Meta Growth. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide’s and Meta Growth’s public filings and material change reports that will be filed in respect of this Transaction which are and will be available on SEDAR.

CONTACTS – Meta Growth

Jessica Patriquin
Tel: 416-640-5525 x 230
Cell: 416-995-8496
jessicap@wearemaverick.com

CONTACTS – High Tide

Jess Moran

Tel: 519-494-5379
IR@hightideinc.com